Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

To: Securities and Exchange Commission
VIA EDGAR

October 1, 2009

Re: Garman Cabinet & Millwork, Inc
Registration Statement on Form S-1
Filed February 19, 2009
Amendment No. 1 filed September 1, 2009
File No. 333-157399

Dear Ms. Long and Ms. Sherry Haywood:

We have filed on EDGAR Amendment No. 2 to our Form S-1 filed February 19, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Selling Security Holders, page 8

1. We note your response to comment 17 in our letter dated March 19, 2009, particularly your representation that Greentree is neither a broker-dealer nor an affiliate of a broker- dealer. Since Greentree holds neither of these statuses, absent other facts that demonstrate Greentree is acting as an underwriter, we do not require you to positively identify Greentree as an underwriter.

Response:                                Acknowledged.

Description of Business, page 10

2. We note your response to comment 27 in our letter dated March 19, 2009. Your response does not explain the basis for your belief that the "commercial construction market continues to gain strength and isn't expected to slowdown anytime soon." Please tell us your basis for this statement. In doing so, please address current economic conditions in the markets in which you do business or hope to do business.

Response:                                We have stayed busy performing interior architectural woodwork at the UNC Charlotte & the Charlotte medical facilities that have continued to grow, but since the last time we answered this question we have noticed that within the third quarter of 2009, the commercial construction industry has slowed and could affect the amount of work that we perform in the next 6 months to 1 year. To help us deal with any slowdown we have decreased the size of our installations crews until we see that the commercial industry is gaining strength again.

We have amended our S-1/A to reflect that the commercial construction market has slowed down and that although we have been busy with certain projects, we anticipate that within the next six months to a year, the commercial construction industry will continue to slow and could affect the amount of work that we perform. We have also disclosed that to deal with the slowdown we have decreased the size of our installation crews.

Description of Property, _page 11

3. We note your response to comment 28 in our letter dated March 19, 2009. Please tell us why you provide housing to certain of your employees. Please clarify whether this practice is typical in your industry.

Response:                                It is customary within in our industry to supply housing and per diem to crews that travel frequently. Our competitors supply housing and per diem to their traveling installation crews. The U.S. government provides guidelines on the rate of per diem & housing per day, per week to compensate companies and their employees that travel regularly to perform their work.

We have amended our S-1/A to reflect that it is customary in our industry to supply housing and per diem to our workers.

Liquidity and Capital Resources, page 12

4. We have read your response to prior comment 36 from our letter dated February 19, 2009.

You state on page 14 there are no debt covenants in the debt agreement for your debt under your bank line of credit payable. However, on page 7 you state you were in compliance with significant covenants related to your loan agreements. Please revise your filing to clarify whether you have financial covenants. If so, please revise your filing to discuss material financial covenants and your compliance with these covenants for each period presented. If you were not in compliance with your debt covenants or have knowledge that you will not be in compliance in future periods, please disclose the consequences that you will be subject to, regardless of your ability or intent to receive a waiver from the lender. Please refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response:                                We have amended our S-1/A and have clarified that we do not have any debt covenants on Page 7.

Prepaid Expense Asset, page 13

5. Please revise your filing to clarify your prepaid expense asset was zero as of September

30, 2008, rather than September 30, 2009.

Response:                                We have amended our S-1/A and have revised the prepaid expense asset to state as of September 30, 2008 rather than 2009.

Critical Accounting Policies and Estimates, page 14

6. We have read your response to prior comment 37 from our letter dated February 19, 2009. Your revised disclosure does not provide a critical accounting policy for revenue, allowance for doubtful accounts, reserves for income taxes and litigation. Please revise your filing to expand your critical accounting estimates section to include a discussion of the material assumptions you made in arriving at each critical estimate. Your revised disclosure should address the standard length of time it takes for installation of the architectural woodwork before you recognize revenue. Please also include your critical accounting policy for accounts receivable that discusses your collection policy. In this regard, we note you did not have a receivable balance as of December 31, 2008 or as of June 30, 2009. You state on page 10 that you depend on timely payments from your existing customers and a default in payment from your customers would result in an unfavorable expense for you. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/338350.htm.

Response:                                We have amended our S-1/A and have included a critical accounting policy for revenue, allowance for doubtful accounts, reserves for income taxes and litigation.

Executive Compensation, page 16

7. We note your response to comment 40 in our letter dated March 19, 2009. Your disclosure on page 35, in Part II of the registration statement about the shares issued to Mr. Garman and Ms. Garman appears to be inconsistent with your response. Please revise the registration statement accordingly.

Response:                                We have amended our S-1/A and have corrected the inconsistency in Part II of the registration statement regarding the shares issued to Mr. Garman and Ms. Garman.

Certain Relationships and Related Transactions, page 17

8. We note your response to comment 41 in our letter dated March 19, 2009. Please revise to attach the exhibits.

Response:                                We have amended our S-1/A and have attached the appropriate exhibits.

9. We note your response to comment 43 in our letter dated March 19, 2009. We reissue this comment in part. We note your reference on page 14 of the "Management's Discussion and Analysis" disclosure, in the "Off-Balance Sheet Arrangements" section, the provision of personal guarantees by your management to our various lenders. Please tell us why you have not included these transactions in your "Related Transactions" disclosure. Please see Item 404(d) of Regulation S-K.

Response:                                We have amended our S-1/A and have disclosed the personal guarantees by the Company’s management within the Related Transactions section.

Balance Sheets, page 27

10. We note you had sales of $1.1 million and $245k for the year ended December 31, 2008 and six months ended June 30, 2009. We note from the face of your balance sheet that you didn't have an accounts receivable balance as of December 31, 2008 and June 30, 2009. Given the absence of an accounts receivable balance it would appear that you fully collected your net sales at the end of each reporting period. Please confirm to us whether this is a true statement. If you did not fully collect your net sales at each reporting period please tell us where on the balance sheet you recorded the receivable balance and confirm to us whether you are using the accrual method of accounting.

Response:                                The President of the Company, Valerie Garman, confirms that the Company collected all of the account receivables at both cut-off dates. Thus, there were no accounts receivables. The reason for this is that there were no jobs going on during Christmas 2008 and all prior jobs were paid in full as of 12-31-08. Also, business has dwindled in the summer of 2009 (note that sales for the 6 months of 2009 were over 50% lower than 2008 at that time) and there were no jobs going on prior to the 6-30-09 cut-off. Therefore, there were no accounts receivable recorded. The Company does use the accrual basis of accounting.

Part II

Signatures, page 33

11. We note your response to comment 50 in our letter dated September 2, 2009. We reissue this comment in part. Please revise the signature page to use the language pursuant to Form S-1 instructions, including:

· In the first signature section:
· Add "thereunto duly authorized" prior to "in the City of."

Response:                                We have amended our S-1/A and have added “thereunto duly authorized” prior to “in the City of.”

Legal Opinion, Exhibit 5.1

12. We note your response to comment 52 in our letter dated September 2, 2009. We further note disclosure that your counsel is admitted to practice in Massachusetts and has assumed that the corporate laws of the state of North Carolina are identical in all material respects to the corporate laws of the state of Massachusetts. With these qualifications, counsel's opinion does not comply with Item 605(b)(5) of Regulation S-K, which requires an opinion without any foreign law qualification. Please either remove the qualifications or retain local counsel who can provide an opinion under North Carolina law.

Response:                                We have amended our S-1/A and have removed the qualifications within the Legal Opinion, Exhibit 5.1.

Exhibit 23.1

13. The independent registered public accounting firm must consent also to being named as an expert in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Response:                                We have amended our S-1/A and have added the independent registered public accounting firms consent to being name as an expert in the registration statement.

Sincerely,

/s/ Valerie Garman
Valerie Garman
President